Stolt-Nielsen S.A.                                             [GRAPHIC OMITTED]

c/o Stolt-Nielsen Ltd.                  Tel: +44 207 611 8960
Aldwych House                           Fax: +44 207 611 8965
71-91 Aldwych                           www.stolt-nielsen.com
London WC2B 4HN
United Kingdom



                       Stolt-Nielsen S.A. Reports Results
                     for Second Quarter and Six Months 2005


London, England - July 19, 2005 - Stolt-Nielsen S.A. (NasdaqNM: SNSA; Oslo Stock
Exchange: SNI) today reported results for the second quarter and six months ended May 31, 2005.

Highlights for the second quarter of 2005

o Operating revenue of $443.4 million for the quarter, compared with operating revenue of $448.4 million in the same quarter last year.

o Net income of $5.7 million for the quarter ($5.9 million from continuing operations), compared with net income of $3.9 million ($9.5 million from continuing operations) in the same quarter last year.

o Stolt-Nielsen Transportation Group's (SNTG) performance reflected a continued strong parcel tanker market, improved margins from Stolt Tank Containers, and improved results from Stolthaven Terminals. The Stolt Tankers Joint Service Sailed-in Time-Charter Index(1) increased by 10% to
     1.31 from 1.19 in the same quarter last year.

o The completion of the merger of Stolt Sea Farm (SSF) and Marine Harvest on April 29, 2005.

o    Continued solid results from the turbot business.

Commenting, Mr. Niels G. Stolt-Nielsen, CEO of SNSA, said:

"Operationally, SNSA posted strong results in the second quarter of 2005 as we continued to see solid demand for SNTG's services. The second quarter of 2005 income from continuing operations of $5.9 million is net of deductions of $14.2 million for the early retirement of debt primarily relating to a pre-payment penalty on our senior notes and $9.8 million of SSF tax provisions arising from a legal restructuring in anticipation of the Marine Harvest transaction. The second quarter of 2004 income from continuing operations of $9.5 million included SNSA financial restructuring charges of $10.5 million.

"For SNTG, we believe the underlying fundamentals of the parcel tanker market remain strong. During the second quarter of 2005, rates on contracts renewed by SNTG increased by an average of approximately 23%, compared with average rate increases of approximately 20% in the first quarter. Contract volume remains strong. In recent months we have seen some choppiness in the spot market
------------------------
1 The Stolt Tanker Joint Service Sailed-in Time Charter Index is an indexed measurement of the sailed-in rate for the Joint Service and was set at 1.00 in the first quarter of 1990 based on the average sailed-in time charter result for the fleet at the time. The sailed-in rate is a measure frequently used by shipping companies, which subtracts from the ships' operating revenue the variable costs associated with a voyage, primarily commissions, sublets, transshipments, port costs, and bunker fuel.

that we believe is due to a temporary slowing of demand as a result of an inventory correction in Asia. The results of SNTG's regional fleets continued to show improvements. Our tank container division again reported improved gross profit margins and our terminal division reported greatly improved results.

"The merger of SSF and Marine Harvest was completed on April 29, 2005 according to plan. SSF's results showed improvement over the first quarter of 2005.

"Our strengthened financial position and continued strong operating results enabled us to reinstate our dividend policy. We continue to expect that 2005 will be a strong year for SNSA, given the ongoing strength in SNTG's markets, the solid performance of our turbot business and the recent improvement in salmon prices, which should bode well for our investment in Marine Harvest."

SNSA Performance Summary and Results

Reporting Item (in USD millions,                                       Quarter                      6 Months
except per share data (diluted) and
number of shares)                                          2Q05          1Q05        2Q04         2005       2004
Operating Revenue                                           443.4         463.3       448.4        906.7      840.0
Income from continuing operations                             5.9          24.0         9.5         29.9        5.9
Net income                                                    5.7         381.1         3.9        386.9       14.9
EPS (Continuing operations)                                  0.09          0.36        0.15         0.45       0.09
EPS                                                          0.09          5.80        0.06         5.85       0.24
Weighted average number of shares  (in millions)             66.5          65.7        63.6         66.1       61.2

Net income for the second quarter ended May 31, 2005 was $5.7 million, or $0.09 per share, on operating revenue of $443.4 million, compared with net income of $3.9 million, or $0.06 per share, on operating revenue of $448.4 million for the second quarter of 2004. The decrease in operating revenue was due to the deconsolidation of most of SSF's operating revenue on April 29, 2005 as a result of the Marine Harvest transaction, partially offset by a stronger market for SNTG's services and capacity additions in all three SNTG divisions. The weighted average number of shares outstanding for the quarter was 66.5 million compared with 63.6 million for the same period in 2004. The increase in the average number of shares outstanding reflected the issuance of new shares resulting from the exercise of stock options during the past year.

Net income for the six months ended May 31, 2005 was $386.9 million, or $5.85 per share, on operating revenue of $906.7 million, compared with net income of $14.9 million, or $0.24 per share, on operating revenue of $840.0 million for the same period of 2004. Operating revenue for the first quarter of 2004 reflected the reclassification of Stolt Offshore (SOSA) to a discontinued operation following its sale in the first quarter of 2005. The first six months of 2005 and 2004 included gains on the sale of SOSA common shares of $355.9 million and $25.7 million, respectively. The increase in operating revenue during the first six months of 2005 was due to a stronger market for SNTG's services and capacity additions in all three SNTG divisions, partially offset by the deconsolidation of most of SSF's operating revenue on April 29, 2005 as a result of the Marine Harvest transaction. The weighted average number of shares outstanding for the first six months of 2005 was 66.1 million compared with 61.2 million for the same period in 2004. The increase in the average number of shares outstanding reflected the sale of 7.7 million treasury shares in January of 2004 and the issuance of new shares resulting from the exercise of stock options during the past year.

The second quarter 2005 results included $1.6 million in SNSA Corporate administrative and general expenses for a severance agreement with a former executive.

Financing
SNSA has significantly improved its balance sheet and liquidity positions over the past year. Debt2 as of May 31, 2005 totalled $517.4 million compared with $1,265.9 million as of May 31, 2004.

SNSA's debt to tangible net worth ratio, which is one of the main financial covenants contained in its financing arrangements (set at a maximum of 2:1), further improved to 0.4:1 as of May 31, 2005 from 1.7:1 as of May 31, 2004.

The $295.4 million of outstanding senior notes was repaid per the terms of the notes on April 15, 2005. A loss on the early retirement of debt of $14.2 million was incurred in the second quarter of 2005, primarily as a result of the pre-payment penalty associated with the senior notes.

SNSA has also obtained commitments for a new seven-year $400 million revolving credit facility to be fully underwritten by a group of banks led by Deutsche Bank. The facility will be secured by a pledge of certain SNTG ships and will be used to replace SNSA's existing two major credit facilities. The transaction is expected to close during the third quarter.

Net interest expense in the second quarter of 2005 was $8.8 million compared with $15.7 million in the first quarter of 2005 and $20.8 million in the second quarter of 2004. As the senior notes have been repaid and other debt is refinanced, SNSA expects further reductions in interest expense.

Dividend
On June 30, 2005, SNSA paid a special dividend for the year ended November 30, 2004 of $2.00 per common share to shareholders of record as of June 15, 2005. This resulted in an aggregate cash payment to holders of common shares of approximately $130 million.


STOLT-NIELSEN TRANSPORTATION GROUP (SNTG)

Income from Operations3                                         Quarter                      6 Months
by Business Line (in USD millions)
                                                       2Q05       1Q05        2Q04       2005       2004
Stolt Parcel Tankers                                   37.0       43.2        31.0        80.2       50.0
Stolt Tank Containers                                   7.1        7.2         4.8        14.3        8.9
Stolthaven Terminals                                    7.4        6.0         6.3        13.3       12.2
SNTG Corp & Restructuring Charges                     (4.9)      (5.7)       (1.4)      (10.5)      (1.2)
SNTG Total                                             46.6       50.7        40.7        97.3       69.9

o Stolt Tanker Joint Service Sailed-in Time-Charter Index was up 2% from the first quarter of 2005 and up 10% from the second quarter of 2004.

o Regional fleets, and in particular the European coastal fleet, continued to show further improvements.

------------------------
2 Includes short-term bank loans and long-term debt and capital lease obligations, including current maturities.
3 Starting in the first quarter of 2005, bonus and profit sharing expenses are reported as part of SNTG Corporate rather than allocated to the SNTG divisions. Prior periods have been reclassified.

o Parcel tanker contract rates continued to be renewed at significantly higher levels.

o    Continued improving margins in Stolt Tank Containers.

o    Continued high utilization and improved results for Stolthaven Terminals.


Parcel Tanker Division
SNTG's parcel tanker division reported income from operations of $37.0 million in the second quarter of 2005, compared with income from operations of $43.2 million in the first quarter of 2005 and $31.0 million in the second quarter of 2004. The decline in income from operations compared with the first quarter was due to antitrust-related provisions and legal costs, and record high bunker fuel prices. Despite a slight slowdown in the spot market due to what SNTG believes is an inventory correction in Asia during the period, the Stolt Tankers Joint Service (STJS) Sailed-in Time-Charter Index in the second quarter of 2005 increased by 2% from the first quarter of 2005 and was up 10% from the second quarter of 2004. Contract volumes continue to be strong and contracts of affreightment continue to be renewed with significant rate increases. SNTG's regional fleets also reported improved results.

SNTG continues to engage in discussions with a limited number of customers regarding the subject of the U.S. Department of Justice (DOJ) and European Commission investigations. SNTG has reached commercial agreements with a number of customers pursuant to which such customers relinquish any claims arising out of the matters that are the subject of the antitrust investigations. The customers have generally entered into such agreements in the context of a negotiation of the ongoing commercial terms and conditions of the relevant contracts. SNTG has made a provision of $9.8 million against second quarter revenue reflecting the terms of such agreements or agreements reached in principle.

On June 9, 2005, SNTG announced that it reached an agreement with ShinA Shipbuilding Ltd. of South Korea to construct four 44,000-deadweight ton parcel tankers with delivery scheduled to begin in the second quarter of 2008.

Tank Container Division
SNTG's tank container division reported income from operations of $7.1 million in the second quarter of 2005, compared with $7.2 million in the first quarter of 2005 and $4.8 million in the second quarter of 2004. Gross profit margins once again improved as a result of strong markets. Legal costs in the second quarter of 2005 were $1.7 million compared with $0.7 million in the first quarter of 2005 and nil in the second quarter of 2004. Utilization remained at high levels. On a year-to-date basis in 2005, shipments were up 2.5% compared with last year.

SNTG continued to expand its tank container division with its recent acquisition of Ermefer, the food-grade container business of Group Ermewa S.A., a global provider of logistics services. This latest acquisition, together with other actions, will add nearly 300 tank containers to the fleet and enhances SNTG's capacity to meet the growing needs of food-grade customers worldwide.

Terminal Division
SNTG's terminal division reported income from operations of $7.4 million in the second quarter of 2005, compared with $6.0 million in the first quarter of 2005 and $6.3 million in the second quarter of 2004. The improvement was a result of increased capacity, better utilization and increased customer use of ancillary services. Utilization improved compared with the first quarter as customers occupied newly built tanks in New Orleans.

Legal
On January 14, 2005, the U.S. District Court for the Eastern District of Pennsylvania enforced SNSA's amnesty agreement with the DOJ Antitrust Division relating to activities prior to January 15, 2003 in the parcel tanker industry. On February 14, 2005, the DOJ filed a notice of appeal before the U.S. Court of Appeals for the Third Circuit. Briefing of the appeal is now substantially complete. Oral arguments are scheduled to occur in September of 2005. SNSA remains in the EC's immunity program in connection with the EC's ongoing investigation of the parcel tanker business.

Market Environment and Outlook
We continue to expect strong SNTG results in 2005 despite the choppiness in the parcel tanker spot market in recent months, high bunker fuel costs and ongoing legal expenses. Currently, about 60% of SNTG's parcel tanker contracts of affreightment include bunker fuel adjustment clauses. The order book for the core parcel tanker fleet of the top 18 competitors, which includes deliveries through 2009, currently stands at 22% of the existing fleet with expected scrapping of approximately 8% of the total fleet over the same period(4). Given the limited number of deliveries and the expected scrappings over the next two years along with new regulatory restrictions, we anticipate a continued strong market and upward pressure on parcel tanker rates.


STOLT SEA FARM  (SSF)

Income (Loss) from Operations
(in USD millions)
                                                       2Q05      1Q05         2Q04(5)     2005       2004(5)
SSF                                                      1.5      (0.0)         5.9         1.5        8.7

o    Merger with Marine Harvest was completed on April 29, 2005.
o Consolidated results for the second quarter reflect only two months for the businesses contributed to Marine Harvest on April 29, 2005.
o Results were positively affected by improved pricing in the Americas region.
o Market in Europe was relatively flat over the last year, but has been strengthening following the resolution to the anti-dumping and safeguards dispute between Norway and European Commission.
o    Continued solid results from turbot operations.

SSF reported income from operations of $1.5 million in the second quarter of 2005, compared with a slight loss from operations in the first quarter of 2005 and income from operations of $5.9 million in the second quarter of 2004. Compared with the first quarter of 2005 and the second quarter of 2004, salmon pricing generally improved in the Americas region while salmon pricing in markets in the Europe region was at similar levels. Salmon market prices in Europe rose sharply in May and June due to lower levels of supply into the market and price levels remained well above the Minimum Import Price set for sales of Norwegian salmon into the EU market. The improved pricing environment occurred subsequent to the deconsolidation of SSF's salmon operations into the new Marine Harvest, and we expect therefore to see the results of this improvement in 'equity in net income of non-consolidated joint ventures' in SNSA's third quarter results. During the second quarter of 2005, SSF's turbot operations again posted a solid operating profit.

------------------------
4 Based on publicly available industry sources and SNTG analysis.
5 Includes gain of $3.9 million for insurance recovery

Marine Harvest Merger
On April 29, 2005, SNSA and Nutreco Holding N.V. completed the merger of their worldwide fish farming, processing, and marketing and sales operations into a stand-alone new business entity, Marine Harvest. SNSA holds a 25% share in the new company and Nutreco holds a 75% share.

As of the second quarter ended May 31, 2005, SNSA's equity shareholding in Marine Harvest has been reported as an investment in a non-consolidated joint venture in the balance sheet of SNSA with a carrying value of $239.9 million. In addition, SNSA has a subordinated shareholder loan outstanding to Marine Harvest of $64.6 million. SNSA is currently assessing the fair value of its shareholding of and loan to Marine Harvest and expects to complete this assessment during the latter half of the year. SNSA's 25% share of the results of Marine Harvest will be reported in 'equity in net income of non-consolidated joint ventures' starting in the third quarter of 2005. SNSA continues to wholly own SSF's turbot and sole operations in Europe and SSF's Southern bluefin tuna operations in Australia.

Presentation and Conference Call

Stolt-Nielsen S.A. will hold a conference call to discuss the second quarter 2005 results on Tuesday, July 19th, 2005 at 3:00pm BST (10:00am EDT; 4:00pm
CEST).

Participating in the presentation and call will be:
-Mr. Niels G. Stolt-Nielsen - Chief Executive Officer, Stolt-Nielsen S.A. -Mr. Jan Chr. Engelhardtsen - Chief Financial Officer, Stolt-Nielsen S.A. -Mr. Otto H. Fritzner - Chief Executive Officer, Stolt-Nielsen Transportation Group

Dial in numbers:
From the UK       +00 800-028-4937
From the U.S.     +1 800-818-6592
From Norway       +001 800-14996
From other countries +1 312-461-0745

Phone lines will open 10 minutes before the call.

Postview facility (a taped recording of the conference call) will be available directly after the conference call until 10:00pm BST (5:00pm EDT; 11:00pm CEST) on Wednesday, July 20th, 2005. For access dial +1 888-203-1112 (in U.S.) or +1 719-457-0820 (outside U.S.) and quote the call reservation number: 3874357.

Live Webcast conference call and a copy of the presentation will be available via SNSA's Internet site www.stolt-nielsen.com. A playback of the conference call commences on Tuesday, July 19th, 2005 after 5:00pm BST (12:00 noon EDT; 6:00pm CEST).


Contact:  Richard M. Lemanski
          U.S. 1 203 625 3604
          rlemanski@stolt.com

          Valerie Lyon
          UK 44 20 7611 8904
          vlyon@stolt.com

About Stolt-Nielsen S.A.
Stolt-Nielsen S.A. (the "Company") is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through the parcel tanker, tank container, terminal, rail and barge services of its wholly-owned subsidiary Stolt-Nielsen Transportation Group, provides integrated transportation for its customers. Stolt Sea Farm, wholly-owned by the Company, produces and markets high quality turbot and Southern bluefin tuna. The Company also owns 25% of Marine Harvest, the world's largest aquaculture company.

Forward-looking Statements
This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in Stolt-Nielsen S.A.'s public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the general economic conditions and competition in the markets and businesses in which Stolt-Nielsen S.A. operates; changes in the supply of and demand for parcel tanker, tank container and terminal capacity in the markets in which Stolt-Nielsen S.A. operates; changes in the supply and demand for the products we transport, particularly the bulk liquids, chemicals and other specialty liquids that form the majority of the products that Stolt-Nielsen S.A. transports; prevailing market rates for the transportation services that Stolt-Nielsen S.A. offers; the cost and feasibility of maintaining and replacing Stolt-Nielsen S.A.'s older ships and building or purchasing new ships; the outcome of legal proceedings; the outcome of discussions with customers concerning potential antitrust claims; the impact of negative publicity; environmental challenges and natural conditions facing Stolt-Nielsen S.A.'s aquaculture business; the impact of laws and regulations; uncertainties inherent in operating internationally; Stolt-Nielsen S.A.'s relationship with significant customers; and operating hazards, including marine disasters, spills or environmental damage. Many of these factors are beyond Stolt-Nielsen S.A.'s ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements. Should one or more of these risks or uncertainties occur, or should management's assumptions or estimates prove incorrect, actual results and events may vary materially from those discussed in the forward-looking statements.
                                  - end text -
                                - tables follow -

                       STOLT-NIELSEN S.A. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                (in U.S. dollar thousands, except per share data)
                                   (UNAUDITED)

                                                                            Three months ended               Six months ended
                                                                     ---------------------------------    ---------------------
                                                                       May 31,  February 28,   May 31,      May 31,     May 31,
                                                                          2005          2005      2004         2005        2004
                                                                     ---------  ------------ ---------    ---------   ---------

Operating revenue (a)                                                $ 443,400   $ 463,334   $ 448,430    $ 906,734   $ 840,004
Operating expenses                                                     351,098     369,237     369,394      720,335     693,741
                                                                     ----------  ----------  ----------   ----------  ----------

Gross profit                                                            92,302      94,097      79,036      186,399     146,263

Equity in net income of non-consolidated joint ventures                  4,359       3,528       3,398        7,887       5,068
Administrative and general expenses                                    (51,264)    (48,320)    (53,197)     (99,584)   (100,696)
SNTG restructuring charges                                              (1,865)     (1,538)          -       (3,403)       (191)
Gain on disposal of assets, net                                            162       1,388       1,568        1,550       2,165
Other operating income (expense), net                                   (1,986)     (2,641)      4,501       (4,627)      4,815
                                                                     ----------  ----------  ----------   ----------  ----------
      Income from operations                                            41,708      46,514      35,306       88,222      57,424

Non-operating income (expense):
      Interest expense, net                                             (8,819)    (15,715)    (20,760)     (24,534)    (40,851)
      Foreign currency exchange gain (loss), net                        (1,145)     (1,133)     (1,658)      (2,278)     (2,368)
      Loss on early retirement of debt (b)                             (14,250)       (854)          -      (15,104)          -
                                                                     ----------  ----------  ----------   ----------  ----------

      Income from continuing operations before income tax provision
      and minority interest                                              17,494      28,812      12,888       46,306      14,205

Income tax provision                                                   (11,633)     (4,765)     (4,224)     (16,398)     (9,177)
                                                                     ----------  ----------  ----------   ----------  ----------
      Income from continuing operations before minority interest         5,861      24,047       8,664       29,908       5,028

Minority interest                                                            1         (20)        860          (19)        828
                                                                     ----------  ----------  ----------   ----------  ----------

      Income from continuing operations                                  5,862      24,027       9,524       29,889       5,856

Income (loss) from discontinued operations                                   -       1,100      (5,623)       1,100     (16,641)
Gain (loss) on sale of investment in discontinued operations (c)          (118)    356,000           -      355,882      25,700
                                                                     ----------  ----------  ----------   ----------  ----------

      Net income                                                     $   5,744   $ 381,127   $   3,901    $ 386,871   $  14,915
                                                                     ==========  ==========  ==========   ==========  ==========

PER SHARE DATA
--------------
Income (loss) per common share:
      Basic
        Income from continuing operations                            $    0.09   $    0.38   $    0.15    $    0.46   $    0.10
        Income (loss) from discontinued operations                           -        0.02       (0.09)        0.02       (0.27)
        Gain (loss) on sale of investment in discontinued operations     (0.00)       5.58           -         5.52        0.42
                                                                     ----------  ----------  ----------   ----------  ----------
           Net Income                                                $    0.09   $    5.98   $    0.06    $    6.00   $    0.25
                                                                     ==========  ==========  ==========   ==========  ==========

      Diluted
        Income from continuing operations                            $    0.09   $    0.36   $    0.15    $    0.45   $    0.09
        Income (loss) from discontinued operations                           -        0.02       (0.09)        0.02       (0.27)
        Gain (loss) on sale of investment in discontinued operations     (0.00)       5.42           -         5.38        0.42
                                                                     ----------  ----------  ----------   ----------  ----------
           Net Income                                                $    0.09   $    5.80   $    0.06    $    5.85   $    0.24
                                                                     ==========  ==========  ==========   ==========  ==========

Weighted average number of common shares and common share
equivalents outstanding:
      Basic                                                             65,137      63,726      62,837       64,444      60,587
      Diluted                                                           66,512      65,660      63,609       66,098      61,170

SELECTED CASH FLOW DATA
-----------------------
Capital expenditures                                                 $  19,988   $  23,477   $  12,593    $  43,465   $  18,964

Depreciation and amortization (excluding drydocking)                 $  24,719   $  25,499   $  26,329    $  50,218   $  52,093

Note - SNSA has reclassified the prior periods' statements of operations to reflect Stolt Offshore S.A. as discontinued operations, as a result of the sale of the remaining ownership interest in Stolt Offshore S.A. during the first quarter of 2005.

Also, the weighted average number of shares and the diluted per share net income data for the three months ended February 28, 2005 have been revised from the previously issued amounts.

(a) Net of $9.8 million in antitrust related provisions in the second quarter of 2005 reflecting the terms of agreements reached or agreements reached in principle with customers since the end of the first quarter.

(b) Includes prepayment penalty and write-off of debt issuance costs related to the early retirement of SNSA's Senior Notes with repayment completed on April 15, 2005 on an aggregate outstanding principal amount of $295.4 million.

(c) Includes gain on the sale of Stolt Offshore S.A. common stock in the first quarter of 2005 and 2004.

                       STOLT-NIELSEN S.A. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                           (in U.S. dollar thousands)
                                   (UNAUDITED)




                                                                                               May 31,  November 30,      May 31,
                                                                                                  2005          2004         2004
                                                                                           ------------   -----------  -----------
      ASSETS

      Cash and cash equivalents                                                            $    49,053    $   71,447   $  161,363
      Trade receivables, net                                                                   119,464       171,508      162,875
      Inventories                                                                               25,672       220,861      200,963
      Prepaid expenses                                                                          49,621        52,450       48,599
      Other current assets                                                                      10,595        22,055       18,345
                                                                                           ------------   -----------  -----------
         Total current assets                                                                  254,405       538,321      592,145


      Fixed assets, net of accumulated depreciation                                          1,439,828     1,520,048    1,535,399
      Investment in and advances to nonconsolidated joint ventures                              72,136        74,689       70,501
      Investment in and loans to Marine Harvest                                                304,494             -            -
      Investment in and advances to discontinued operations                                          -       133,400      129,612
      Goodwill and other intangible assets, net                                                 27,789        61,707       58,078
      Other noncurrent assets                                                                   84,075       103,888       93,851
                                                                                           ------------   -----------  -----------
         Total assets                                                                      $ 2,182,727    $2,432,053   $2,479,586
                                                                                           ============   ===========  ===========

      LIABILITIES AND SHAREHOLDERS' EQUITY


      Short-term bank loans                                                                $    89,982    $  292,495   $  393,420
      Current maturities of long-term debt and capital lease obligations                        50,336       165,798      231,119
      Accounts payable                                                                          65,268        89,011       76,477
      Accrued liabilities                                                                      187,064       226,440      226,602
                                                                                           ------------   -----------  -----------
         Total current liabilities                                                             392,650       773,744      927,618


      Long-term debt and capital lease obligations                                             377,103       654,558      641,312
      Other noncurrent liabilities                                                             113,799       117,105      102,733
      Minority interest                                                                            491         3,353        3,910


      Common stock and Founder's shares                                                         65,321        63,377       62,849
      Paid-in surplus                                                                          337,220       311,016      304,181
      Retained earnings                                                                        910,242       523,368      463,412
      Accumulated other comprehensive loss, net                                                (14,099)      (14,468)     (26,429)
                                                                                           ------------   -----------  -----------
         Total shareholders' equity                                                          1,298,684       883,293      804,013
                                                                                           ------------   -----------  -----------
         Total liabilities and shareholders' equity                                        $ 2,182,727    $2,432,053   $2,479,586
                                                                                           ============   ===========  ===========


      Total debt and capital lease obligations, net of
         cash and cash equivalents:                                                        $   468,368    $1,041,404   $1,104,488
                                                                                           ============   ===========  ===========


      Notes:
      SNSA has reclassified the May 31, 2004 investment in and advances to Stolt Offshore S.A. to discontinued operations, as a result of the sale of the remaining ownership interest in Stolt Offshore S.A. during the first quarter of 2005.

                       STOLTNIELSEN S.A. AND SUBSIDIARIES
                              SELECTED SEGMENT DATA
                           (in U.S. dollar thousands)
                                   (UNAUDITED)


     The following tables present the contribution to operating revenue, gross profit, income (loss) from operations, net income (loss) and total assets for each of SNSA's reportable segments and other corporate items:


                                                                                  Three months ended             Six months ended
                                                                         ----------------------------------     -------------------
                                                                           May 31,  February 28,   May 31,      May 31,    May 31,
                                                                              2005          2005      2004         2005       2004
                                                                         ----------  ----------  ----------   ---------- ----------
     OPERATING REVENUE:
     Stolt-Nielsen Transportation Group (a)                              $ 354,110   $ 336,515   $ 304,660    $ 690,625  $ 582,253
     Stolt Sea Farm                                                         88,639     126,370     143,602      215,009    256,998
     Corporate and Other                                                       651         449         168        1,100        753
                                                                         ----------  ----------  ----------   ---------- ----------
        Total                                                            $ 443,400   $ 463,334   $ 448,430    $ 906,734  $ 840,004
                                                                         ==========  ==========  ==========   ========== ==========


     GROSS PROFIT:
     Stolt-Nielsen Transportation Group                                  $  80,518   $  86,235   $  69,618    $ 166,753  $ 125,622
     Stolt Sea Farm                                                         10,672       7,644       9,207       18,316     19,887
     Corporate and Other                                                     1,112         218         211        1,330        754
                                                                         ----------  ----------  ----------   ---------- ----------
        Total                                                            $  92,302   $  94,097   $  79,036    $ 186,399  $ 146,263
                                                                         ==========  ==========  ==========   ========== ==========


     INCOME (LOSS) FROM OPERATIONS:
     Stolt-Nielsen Transportation Group (b)                               $ 46,573   $  50,715   $  40,684    $  97,288  $  69,874
     Stolt Sea Farm                                                          1,505         (16)      5,863        1,489      8,745
     Corporate and Other (c)                                                (6,370)     (4,185)    (11,241)     (10,555)   (21,195)
                                                                         ----------  ----------  ----------   ---------- ----------
        Total                                                            $  41,708   $  46,514   $  35,306    $  88,222  $  57,424
                                                                         ==========  ==========  ==========   ========== ==========


     NET INCOME (LOSS):
     StoltNielsen Transportation Group                                    $ 38,793   $  39,720   $  27,398    $  78,513  $  42,542
     Stolt Sea Farm                                                        (17,327)    (11,702)     (4,295)     (29,029)    (6,286)
     Corporate and Other (d)                                               (15,604)     (3,991)    (13,579)     (19,595)   (30,400)
                                                                         ----------  ----------  ----------   ---------- ----------
       Income from continuing operations                                     5,862      24,027       9,524       29,889      5,856
         Income (loss) from discontinued operations                                     1,100       (5,623)       1,100    (16,641)
         Gain (loss) on sale of investment in discontinued operations (e)     (118)    356,000                  355,882     25,700
                                                                         ----------  ----------  ----------   ---------- ----------
        Total                                                            $   5,744   $ 381,127   $   3,901    $ 386,871  $  14,915
                                                                         ==========  ==========  ==========   ========== ==========

                                                                                                                 As of
                                                                                                  May 31,  November 30,     May 31,
                                                                                                     2005          2004       2004
     TOTAL ASSETS:
     Stolt-Nielsen Transportation Group                                                       $ 1,767,783    $1,782,381  $1,867,210
     Stolt Sea Farm                                                                                92,466       490,971     474,102
     Corporate and Other                                                                          322,478        25,301       8,662
                                                                                              -----------    ----------  ----------
        Continuing operations                                                                   2,182,727     2,298,653   2,349,974
     Discontinued operations                                                                            -       133,400     129,612
                                                                                              -----------    ----------  ----------
              Total                                                                           $ 2,182,727    $2,432,053  $2,479,586
                                                                                              ===========    ==========  ==========

     (a) Net of $9.8 million in antitrust related provisions in the second quarter of 2005 reflecting the terms of agreements reached or agreements reached in principle with customers since the end of the first quarter.
     (b) Includes antitrust and other investigation related legal expenses at Stolt Parcel Tankers of $4.5 million, $5.0 million and $9.5 million in the second quarter, first quarter and six months of 2005, respectively, and $6.0 million and $9.2 million in the second quarter and six months of 2004, respectively, and at Stolt Tank Containers of $1.7 million, $0.7 million and $2.4 million in the second quarter, first quarter and six months of 2005, respectively.
     (c) Includes due diligence costs related to the SSF/Nutreco merger of $0.1 million, $0.4 million and $0.5 million in the second quarter, first quarter and six months of 2005, respectively. Also includes SNSA financial restructuring costs of $10.5 million and $19.9 million in the second quarter and six months of 2004, respectively.
     (d) Includes prepayment penalty and writeoff of debt issuance costs of $14.2 million, $0.9 million and $15.1 million in the second quarter, first quarter and six months of 2005, respectively, related to the early retirement of SNSA's Senior Notes with repayment completed on April 15, 2005 on an aggregate outstanding principal amount of $295.4 million.
     (e) Includes a gain of $355.9 million on the sale of SNSA's remaining interest in Stolt Offshore S.A. in the six months of 2005. Includes a gain of $21.7 million related to SOSA's sale of its own common stock and a gain of $4.0 million related to SNSA's sale of SOSA shares in the six months of 2004.

                       STOLT-NIELSEN S.A. AND SUBSIDIARIES
          SELECTED FINANCIAL DATA - STOLT-NIELSEN TRANSPORTATION GROUP
                           (in U.S. dollar thousands)
                                   (UNAUDITED)

The following tables present the contribution to operating revenue, gross profit, equity in net income of non-consolidated joint ventures, administrative and general expenses, gain (loss) on disposal of assets, net, other operating income (expense), net, income from operations, total assets, capital expenditures and depreciation and amortization expense for each of the operating divisions of SNTG:

                                                               Three months ended              Six months ended
                                                       -----------------------------------  ---------------------
                                                           May 31,  February 28,  May 31,     May 31,    May 31,
                                                              2005          2005     2004        2005       2004
                                                        ----------- ------------ ---------  ---------- ----------
OPERATING REVENUE:
Stolt-Nielsen Transportation Group:
    Stolt Parcel Tankers
        Deepsea (a)                                      $ 201,258   $ 192,092  $ 175,369   $ 393,350  $ 329,857
        Regional Fleet                                      42,121      39,012     34,942      81,133     68,437
    Stolt Parcel Tankers - Total                           243,379     231,104    210,311     474,483    398,294
    Stolt Tank Containers                                   87,372      83,209     74,821     170,581    144,853
    Stolthaven Terminals                                    21,483      20,117     18,665      41,600     37,181
    SNTG Corporate                                           1,876       2,085        863       3,961      1,925
                                                        ----------- ----------- ----------  ---------- ----------
    Total                                                $ 354,110   $ 336,515  $ 304,660   $ 690,625  $ 582,253
                                                        =========== =========== ==========  ========== ==========

GROSS PROFIT:
Stolt-Nielsen Transportation Group:
    Stolt Parcel Tankers
      Deepsea                                            $  46,783   $  55,852  $  43,425   $ 102,635  $  74,038
      Regional Fleet                                         8,386       7,601      6,923      15,987     13,178
    Stolt Parcel Tankers - Total                            55,169      63,453     50,348     118,622     87,216
    Stolt Tank Containers                                   16,363      15,383     11,910      31,746     23,082
    Stolthaven Terminals                                     8,891       7,598      7,314      16,489     14,580
    SNTG Corporate                                              95        (199)        46        (104)       744
                                                        ----------- ----------- ----------  ---------- ----------
    Total                                                $  80,518   $  86,235  $  69,618   $ 166,753  $ 125,622
                                                        =========== =========== ==========  ========== ==========

EQUITY IN NET INCOME OF NON-CONSOLIDATED JOINT
VENTURES
Stolt-Nielsen Transportation Group:
    Stolt Parcel Tankers                                 $   3,315   $   2,593  $   2,306   $   5,908  $   2,947
    Stolt Tank Containers                                       60          66        142         126        199
    Stolthaven Terminals                                       873         633        832       1,506      1,558
    SNTG Corporate                                               -          38         11          38        109
                                                        ----------- ----------- ----------  ---------- ----------
    Total                                                $   4,248   $   3,330  $   3,291   $   7,578  $   4,813
                                                        =========== =========== ==========  ========== ==========

ADMINISTRATIVE AND GENERAL EXPENSES
Stolt-Nielsen Transportation Group:
    Stolt Parcel Tankers (b)                             $ (20,776)  $ (23,078) $ (21,503)  $ (43,854) $ (38,670)
    Stolt Tank Containers (c)                               (9,402)     (8,275)    (7,302)    (17,677)   (14,419)
    Stolthaven Terminals                                    (2,418)     (2,265)    (1,835)     (4,683)    (3,984)
    SNTG Corporate                                          (2,982)     (2,969)    (1,394)     (5,951)    (3,556)
                                                        ----------- ----------- ----------  ---------- ----------
       SNTG before Restructuring Charges                   (35,578)    (36,587)   (32,034)    (72,165)   (60,629)
    Restructuring Charges                                   (1,865)     (1,538)         -      (3,403)      (191)
                                                        ----------- ----------- ----------  ---------- ----------
    Total                                                $ (37,443)  $ (38,125) $ (32,034)  $ (75,568) $ (60,820)
                                                        =========== =========== ==========  ========== ==========

GAIN (LOSS) ON DISPOSAL OF ASSETS, NET
Stolt-Nielsen Transportation Group:
    Stolt Parcel Tankers                                 $    (678)  $     565  $       -   $    (113) $      (9)
    Stolt Tank Containers                                        7          28          6          35          6
    Stolthaven Terminals                                         -           -          1           -          1
    SNTG Corporate                                               -           -         (2)          -        401
                                                        ----------- ----------- ----------  ---------- ----------
    Total                                                $    (671)  $     593  $       5   $     (78) $     399
                                                        =========== =========== ==========  ========== ==========

OTHER OPERATING INCOME (EXPENSE), NET
Stolt-Nielsen Transportation Group:
    Stolt Parcel Tankers                                 $     (48)  $    (325) $    (196)  $    (373) $  (1,481)
    Stolt Tank Containers                                       89          (4)         -          85          -
    Stolthaven Terminals                                         -           -          -           -          -
    SNTG Corporate                                            (121)       (988)         -      (1,109)     1,341
                                                        ----------- ----------- ----------  ---------- ----------
    Total                                                $     (80)  $  (1,317) $    (196)  $  (1,397) $    (140)
                                                        =========== =========== ==========  ========== ==========

INCOME FROM OPERATIONS:
Stolt-Nielsen Transportation Group:
    Stolt Parcel Tankers                                 $  36,983   $  43,207  $  30,955   $  80,190  $  50,003
    Stolt Tank Containers                                    7,117       7,198      4,756      14,315      8,868
    Stolthaven Terminals                                     7,346       5,966      6,312      13,312     12,155
    SNTG Corporate                                          (3,008)     (4,118)    (1,339)     (7,126)      (961)
                                                        ----------- ----------- ----------  ---------- ----------
       SNTG before Restructuring Charges                    48,438      52,253     40,684     100,691     70,065
    SNTG Restructuring Charges                              (1,865)     (1,538)         -      (3,403)      (191)
                                                        ----------- ----------- ----------  ---------- ----------
    Total                                                $  46,573   $  50,715  $  40,684   $  97,288  $  69,874
                                                        =========== =========== ==========  ========== ==========

(a) Net of $9.8 million in antitrust related provisions in the second quarter of 2005 reflecting the terms of agreements reached or agreements reached in principle with customers since the end of the first quarter.
(b) Includes antitrust and other investigation related legal expenses of $4.5 million, $5.0 million and $9.5 million in the second quarter, first quarter and six months of 2005, respectively, and $6.0 million and $9.2 million in second quarter and six months of 2004, respectively.
(c) Includes antitrust and other investigation related legal expenses of $1.7 million,$0.7 million and $2.4 million in the second quarter, first quarter and six months of 2005, respectively.

                       STOLT-NIELSEN S.A. AND SUBSIDIARIES
    SELECTED FINANCIAL DATA - STOLT-NIELSEN TRANSPORTATION GROUP - CONTINUED
                           (in U.S. dollar thousands)
                                   (UNAUDITED)

                                                                                                         As of
                                                                                         ---------------------------------------
                                                                                             May 31,   November 30,      May 31,
                                                                                                2005           2004         2004
                                                                                         ------------ ------------- ------------
TOTAL ASSETS
Stolt-Nielsen Transportation Group
    Stolt Parcel Tankers                                                                  $ 1,274,914  $ 1,301,647   $ 1,317,693
    Stolt Tank Containers                                                                     119,372       95,884        94,562
    Stolthaven Terminals                                                                      286,795      281,396       258,452
    SNTG Corporate                                                                             86,702      103,454       196,503
                                                                                         ------------ ------------  ------------
    Total                                                                                 $ 1,767,783  $ 1,782,381   $ 1,867,210
                                                                                         ============ ============  =============

                                                                         Three months ended                Six months ended
                                                              --------------------------------------- --------------------------
                                                                May 31,   February 28,       May 31,        May 31,      May 31,
                                                                   2005           2005          2004           2005         2004
                                                              ----------  ------------   ------------ ------------- ------------
CAPITAL EXPENDITURES
Stolt-Nielsen Transportation Group:
    Stolt Parcel Tankers                                    $     6,522    $    16,148    $       813  $    22,670   $     3,005
    Stolt Tank Containers                                           847            674          1,271        1,521         2,039
    Stolthaven Terminals                                          6,807          3,074          4,231        9,881         7,613
    SNTG Corporate                                                1,461          1,278             37        2,739            97
                                                           -------------  -------------  ------------ ------------- -------------
    Total                                                   $    15,637    $    21,174    $     6,352  $    36,811   $    12,754
                                                           =============  =============  ============ ============= =============

DEPRECIATION AND AMORTIZATION EXPENSE
Stolt-Nielsen Transportation Group:
    Stolt Parcel Tankers                                    $    16,337    $    16,321    $    16,530  $    32,658   $    32,996
    Stolt Tank Containers                                         1,897          1,355          1,363        3,252         2,678
    Stolthaven Terminals                                          2,621          2,608          2,627        5,229         5,277
    SNTG Corporate                                                  783            731            809        1,514         1,505
                                                           -------------  -------------  ------------ ------------- -------------
    Total                                                   $    21,638    $    21,015    $    21,329  $    42,653   $    42,456
                                                           =============  =============  ============ ============= =============

Note - Certain prior period amounts for expenses of the operating divisions of SNTG and SNTG Corporate have been reclassified to conform to the current presentation.

                      STOLT-NIELSEN S. A. AND SUBSIDIARIES
            OPERATING YARDSTICKS - STOLT-NIELSEN TRANSPORTATION GROUP
                                   (UNAUDITED)

                                              1st Quarter   2nd Quarter   3rd Quarter   4th Quarter
                                              -----------   -----------   -----------   -----------
STOLT PARCEL TANKERS DIVISION:
---------------------------------------------------------------------------------------------------
Joint Service sailed-in time-charter index
------------------------------------------
   2003                                             1.00          1.05          1.05          1.00
   2004                                             1.02          1.19          1.20          1.25
   2005                                             1.29          1.31           N/A           N/A

Volume of cargo carried - millions of tons
------------------------------------------
   Deepsea fleet:
   ------------
   2003                                              3.4           3.5           3.6           3.4
   2004                                              3.4           3.6           3.8           4.0
   2005                                              3.7           3.7           N/A           N/A

   Regional fleets - Wholly Owned:
   ------------------------------
   2003                                              2.4           2.3           2.2           2.1
   2004                                              2.2           2.3           2.4           2.2
   2005                                              2.2           2.3           N/A           N/A

Operating days
--------------
   Deepsea fleet:
   -------------
   2003                                            5,718         5,721         5,717         5,666
   2004                                            5,794         5,900         6,080         6,252
   2005                                            6,147         6,201           N/A           N/A

   Regional fleets - Wholly Owned:
   ------------------------------
   2003                                            4,827         5,063         5,037         4,986
   2004                                            4,980         5,009         5,080         4,941
   2005                                            4,922         5,165           N/A           N/A

Average number of ships operated in the period
----------------------------------------------
   Deepsea fleet:
   -------------
   2003                                               64            62            62            62
   2004                                               64            64            66            69
   2005                                               68            67           N/A           N/A

   Regional fleets - Wholly Owned:
   ------------------------------
   2003                                               54            55            55            55
   2004                                               55            54            55            54
   2005                                               55            56           N/A           N/A

Notes:
(a) Deepsea fleet statistics include those for time-chartered ships and STJS pool partner ships
(b) Regional fleet statistics include only wholly-owned ships and cargo carried by the Regional fleet on behalf of the deepsea fleet
(c) Regional fleet statistics include the results of both the Northern Europe and US barging activities

STOLT TANK CONTAINERS DIVISION:
---------------------------------------------------------------------------------------------------
Number of Shipments
-------------------
   2003                                           18,536        19,459        18,409        18,211
   2004                                           20,214        21,656        21,189        21,203
   2005                                           21,483        21,417           N/A           N/A

Tank containers operated and leased at end of
period
---------------------------------------------
   2003                                           15,316        15,583        15,888        15,999
   2004                                           16,271        16,923        17,035        17,153
   2005                                           17,281        17,690           N/A           N/A

Tank container utilization - %
------------------------------
   2003                                            78.7%         81.5%         78.8%         77.7%
   2004                                            80.5%         79.8%         79.4%         78.9%
   2005                                            79.7%         79.4%           N/A           N/A


STOLTHAVEN TERMINALS DIVISION:
---------------------------------------------------------------------------------------------------
Average marketable shell barrel capacity
(millions of barrels)
----------------------------------------
   2003                                             3.38          3.38          3.57          3.85
   2004                                             3.89          3.94          3.99          4.00
   2005                                             4.13          4.22           N/A           N/A

Tank capacity utilization - %
-----------------------------
   2003                                            96.6%         96.3%         97.9%         97.4%
   2004                                            97.0%         98.7%         98.6%         96.7%
   2005                                            96.7%         97.6%           N/A           N/A